Exhibit 99.1

Merus Labs to Present at Jefferies 2015 Healthcare Conference in New York

TORONTO, May 28, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI], a specialty pharmaceutical company, announced today that Barry Fishman, Chief Executive Officer is scheduled to present at the Jefferies 2015 Healthcare Conference as follows:

Date: Monday, June 1, 2015
Time: 4:30 p.m. EDT

The presentation will be available on the Company's website.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Merus Labs International Inc., Tel: (416) 593-3725, Or contact investor relations at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 07:00e 28-MAY-15